BLACK HAWK EXPLORATIONS
PO BOX 363
1174 MANITO DR.NW
FOX ISLAND, WASHINGTON
98333

August 25, 2009

Donald Delaney,
Christopher J. White
Branch Manager

Security and Exchange Commission
Division of Corporate Finance
Washington DC

Sirs,
I wish to acknowledge the receipt of your letter dated June 23rd, 2009, addressed to Sterling Mcleod, President and sole Director of Black Hawk Exploration on that date. The letter was in reference to a 10-K for the fiscal year ended August 31, 2008, filed Dec. 15, 2008 and a form 10-Q for the interim quarter ended Feb. 28th, 2009 filed April 13th, 2009, file # 000-51988.

Black Hawk Exploration plans to respond as soon as possible with the assistance of our  accountants, consultants and legal representatives. We hope this will be with-in the next 2 weeks if possible. Black Hawk Exploration is in the process of changing its name to Blue Lithium Energy to better reflect its business interests. All future correspondence will be addressed from Black Hawk Exploration, Inc and Blue Lithium Mining, Inc.

My name is Kevin M Murphy, the current President, CEO and Director of Black  Hawk  Exploration / Blue Lithium Energy, Inc. In the transition in management we became aware that Mr. Mcleod had not initiated a response to the SEC request for additional information, clarification and changes in the previous filings. I thank Mr. Delaney of the SEC for bringing this matter to my attention and will address the comments made in the review of the Black Hawk Exploration filings and revise our document where necessary in response to these comments.

/s/ Kevin M Murphy
Kevin M  Murphy
President, CEO and Director
Black  Hawk Exploration, Inc.
Blue Lithium Energy, Inc.